Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,712	$4,390
Short term deposit	11,015	14,512
Prepaid expenses and other current assets	1,823	929
Short-term investment	39	237

Total current assets	14,589	20,068

NON-CURRENT ASSETS:

Operating lease right of use assets	111	138
Property, plant and equipment, net	46	47

Total non-current assets	157	185

Total assets	$14,746	$20,253

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$824	$954
Current maturity of operating lease liability	47	53
Deferred revenues	818	818
Other accounts payable	464	905

Total current liabilities	2,153	2,730

NON-CURRENT LIABILITIES:

Long - term operating lease liability	40	71
Deferred revenues	2,661	3,070

Total non-current liabilities	2,701	3,141

CONTIGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.25 par value - Authorized: 5,000,000,000 shares at June 30, 2022 and December 31, 2021; Issued and outstanding: 815,746,293 shares as of June 30, 2022 and December 31, 2021	60,654	60,654
Additional paid-in capital	93,410	93,275
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(145,299)	(140,674)

Total shareholders’ equity	9,892	14,382

Total liabilities and shareholders’ equity	$14,746	$20,253

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2022	2021

Revenues	$409	$398

Research and development expenses	(3,273)	(3,810)
General and administrative expenses	(1,576)	(1,892)

Operating loss	(4,440)	(5,304)

Total financial income (expense), net	(185)	207

Net loss	$(4,625)	$(5,097)

Basic and diluted net loss per share	$(0.00)	$(0.01)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	815,746,293	500,010,114

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2022	815,746,293	$60,654	$93,275	$1,127	$(140,674)	$14,382

Net loss	-	-	-	-	(4,625)	(4,625)

Share-based compensation	-	-	135	-	-	135

Balance as of June 30, 2022	815,746,293	$60,654	$93,410	$1,127	$(145,299)	$9,892

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2021	463,769,463	$33,036	$97,380	$1,127	$(125,469)	$6,074

Net loss	-	-	-	-	(5,097)	(5,097)

Issuance of share capital due to warrants exercise	50,926,830	3,892	(1,148)	-	-	2,744

Issuance of share capital	1,050,000	80	(12)	-	-	68

Share-based compensation	-	-	166	-	-	166

Balance as of June 30, 2021	515,746,293	$37,008	$96,386	$1,127	$(130,566)	$3,955

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:

Net loss	$(4,625)	$(5,097)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	6	8
Decrease in operating lease right of use asset	27	19
Share-based compensation	135	166
Issuance of share capital in exchange for services	-	68
Non-cash financial expenses	290	(196)
Increase in prepaid expenses and other current assets	(894)	(688)
Increase (decrease) in trade payables	(130)	444
Decrease in operating lease liability	(37)	(22)
Increase (decrease) in deferred revenues	(409)	1,853
Decrease in other accounts payable	(441)	(22)

Net used in operating activities	$(6,078)	$(3,467)

Cash flows from investing activities:
Purchase of property, plant and equipment	(5)	(8)
Withdrawal from short term deposit	3,497	-

Net cash provided by (used in) investing activities	$3,492	$(8)

Cash flows from financing activities:

Issuance of share capital	-	2,744

Net cash provided by financing activities	$-	$2,744

Exchange differences on balances of cash and cash equivalents	(92)	(*

Decrease in cash and cash equivalents	(2,678)	(731)
Cash and cash equivalents at the beginning of the period	4,390	8,268

Cash, cash equivalents and short-term deposits at the end of the period	$1,712	$7,537

(*	Represent amount lower than $ 1.

The accompanying notes are an integral part of the Condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of psoriasis, liver cancer, NASH and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in patholological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators at the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI”. Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”.

Each ADS represents 30 ordinary shares of the Company.

b.

Since inception, the Company has incurred significant operating losses. As of June 30, 2022, the Company had an accumulated deficit of $145,299. During the six months ended June 30, 2022, the Company incurred net losses and negative cash flows from operating activities of $4,625 and $6,078, respectively.

The Company’s activities since inception have consisted primarily of research and development activities, general and administrative activities, and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations. From the Company’s inception the Company has funded its operations principally with the proceeds from the sale of its ordinary shares and funds received from collaboration agreements. The Company intends to continue to finance its operating activities by raising additional capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement a cost reduction and may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months beyond the date of the filing date of the consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies that have been applied in the preparation of the unaudited consolidated Condensed financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements for the year ended December 31,2021 included in the Annual Report on Form 20-F.

b.	Recently Adopted Accounting Pronouncements:

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The ASU is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted for any periods after issuance to be applied as of the beginning of the fiscal year that includes the interim period. The Company adopted this standard effective January 1, 2022. The adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

NOTE 3:-	UNAUDITED CONDENSED FINANCIAL STATEMENTS

These unaudited Condensed consolidated financial statements have been prepared as of June 30, 2022 and for the six months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited Condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2021 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 24, 2022 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

NOTE 4:-	FAIR VALUE MEASUREMENTS

The Company establishes the fair value of its assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company established a fair value hierarchy based on the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or

Level 3: Unobservable inputs in which little or no market data exists and are therefore determined using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The company’s short-term investment consists of an equity investment in a publicly traded company.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2022
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$39	$39	$-	$-

	December 31, 2021
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$237	$237	$-	$-

NOTE 5:-	DEFERRED REVENUES

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $3,479 and $3,888 as of June 30, 2022 and December 31, 2021, respectively and are presented under deferred revenues in current and non-current liabilities. During the six-month period ended June 30, 2022, the Company recognized revenues in the amount of $409 which have been included in the contract liabilities at December 31, 2021.

NOTE 6:-	NET LOSS PER SHARE

Basic and diluted net loss per share is calculated by dividing the net loss by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration for common stock equivalents.

As the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential ordinary shares outstanding would have been anti-dilutive.  Dilutive securities that were not included in the calculation of diluted net loss per share for the six months ended June 30, 2022 as they were anti-dilutive totaled 397,203,840 (out of which, 377,947,640 refers to outstanding warrants and 19,256,200 refers to outstanding unlisted options), and 195,263,840 (out of which, 176,947,640 refers to outstanding warrants and 18,316,200 refers to outstanding unlisted options) for the six months ended June 30, 2021.

NOTE 7:-	SUBSEQUENT EVENTS

On July 17, 2022, the Company’s board of directors approved a grant of options exercisable into 4,750,000 of the Company’s ordinary shares to the Company’s officers and 3,000,000 to the Company’s Chief Executive Officer for an exercise price of NIS 0.25 per share ($ 0.07 per share based on the exchange rate reported by the Bank of Israel on the same day). The grant to the Company’s Chief Executive Officer is subject to shareholders’ approval. The options will vest on a quarterly basis for a period of 4 years.